UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

Alberton Acquisition Corporation

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G35006108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G35006108

1.	NAMES OF REPORTING PERSONS Hong Ye Hong Kong Shareholding Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,658,319
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,658,319
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,319*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

* Represents ordinary shares, no par value, of Alberton Acquisition Corporation which are held directly by Hong Ye Hong Kong Shareholding Co., Limited and indirectly by Guan Wang, who is the sole shareholder and director of Hong Ye Hong Kong Shareholding Co., Limited. Ms. Wang disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.

CUSIP No. G35006108

1.	NAMES OF REPORTING PERSONS Guan Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,658,319
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,658,319
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,319*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Represents ordinary shares, no par value, of Alberton Acquisition Corporation which are held directly by Hong Ye Hong Kong Shareholding Co., Limited and indirectly by Guan Wang, who is the sole shareholder and director of Hong Ye Hong Kong Shareholding Co., Limited. Ms. Wang disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.

CUSIP No. G35006108

Item 1 (a)	Name of Issuer

Alberton Acquisition Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Offices

Room 1001, 10/F, Capital Center, 151 Gloucester Road, Wanchai, Hong Kong

Item 2 (a)	Name of Person Filing

(i)	Hong Ye Hong Kong Shareholding Co., Limited
(ii)	Guan Wang

Item 2 (b)	Address of Principal Business Office or, if None, Residence

c/o Alberton Acquisition Corporation

Room 1001, 10/F, Capital Center, 151 Gloucester Road, Wanchai, Hong Kong

Item 2 (c)	Citizenship

Hong Ye Hong Kong Shareholding Co., Limited - Hong Kong

Guan Wang - China

Item 2 (d)	Title of Class of Securities

Ordinary Shares, no par value

Item 2 (e)	CUSIP Number

G35006108

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

CUSIP No. G35006108

Item 4	Ownership

For each reporting person:

(a)	Amount beneficially owned: 1,658,319

(b)	Percent of class: 11.3%

The percentage of ordinary shares beneficially owned by the reporting persons is based on 14,689,750 ordinary shares outstanding as of December 5, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on December 6, 2018.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,658,319
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 1,658,319
(iv)	Shared power to dispose or to direct the disposition: 0

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

Not applicable.

CUSIP No. G35006108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

HONG YE HONG KONG SHAREHOLDING CO., LIMITED

By:	/s/ Guan Wang
	Name:	Guan Wang
	Title:	Director

/s/ Guan Wang
Guan Wang

CUSIP No. G35006108

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the ordinary shares of Alberton Acquisitions Corporation is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2019

HONG YE HONG KONG SHAREHOLDING CO., LIMITED

By:	/s/ Guan Wang
	Name:	Guan Wang
	Title:	Director

/s/ Guan Wang
Name:	Guan Wang